5/19

04030292

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME DRC Resources

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 713

FISCAL YEAR 12-31-03

- *Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

PROCESSED
MAY 24 2004
THOMSON FINANCIAL

OICF/BY: dlw

DAT : 5/24/04

RECEIVED
2004 MAY 19 P 3:22
OFFICE OF INTERNATIONAL

DRC RESOURCES CORPORATION

- **NOTICE OF ANNUAL GENERAL MEETING**
- **INFORMATION CIRCULAR**

2003 ANNUAL GENERAL MEETING

PLACE : **COMPUTERSHARE TRUST CENTRE**
510 BURRARD STREET, 3RD FLOOR
VANCOUVER, BRITISH COLUMBIA

DATE: **TUESDAY, JUNE 29, 2004**

TIME: **10:00 A.M.**

DRC RESOURCES CORPORATION
#601-595 Howe Street
Vancouver, British Columbia
V6C 2T5

NOTICE OF ANNUAL GENERAL MEETING

To the Members of DRC Resources Corporation:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the members of **DRC Resources Corporation (the "Company")** will be held at 10:00 A.M. on Tuesday, the 29th day of June, 2004 at the Computershare Trust Centre, 510 Burrard Street, 3rd Floor Boardroom, Vancouver, British Columbia, for the following purposes:

1. to have placed before the Meeting the report of the directors, the comparative financial statements of the Company for fiscal year ended December 31, 2003 and the report of the auditors therein;

2. to fix the number of directors at 6 and to elect 6 directors;

3. to elect the directors of the Company for the year next ensuing;

4. to appoint the auditors;

5. to authorize the directors to fix the auditors' remuneration;

6. to approve the provisions of a stock option agreement granting an officer of the Company an option to purchase a total of 100,000 common shares of the Company granted at an exercise price of $6.50 on April 13th, 2004;

7. to consider and if thought fit approve amendments to previously issued stock option agreements;

8. to consider and if thought advisable, approve an ordinary resolution to authorize the board of directors of the Company to enter into one or more private placement financing transactions,

during the ensuing 12 month period, whereby such transactions might result in the issuance of up to 5,000,000 shares or units (one unit consisting of one common share and one warrant) at then market prices (less allowable discounts) and upon such terms as may be approved by the directors of the Company, subject to regulatory approval and in compliance with the policies of the Toronto Stock Exchange; and

9. to transact such other business as may properly come before the members at the meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting is an Information Circular, Instrument of Proxy and Financial Statements for the fiscal year ended December 31, 2003. The Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this Notice.

The Board of Directors has fixed the close of business on May 14, 2004 as the record date for determination of members entitled to notice of meeting or any adjournment or adjournments thereof and the right of vote thereat. The transfer books will not be closed.

Members who are unable to attend the meeting in person are requested to complete, sign, date and return the enclosed form of proxy. A proxy will not be valid unless it is deposited at either the head office of the Company, 601-595 Howe Street, Vancouver, British Columbia, V6C 2T5 or Computershare Trust Company, 100 University Avenue, 9th Floor, Proxy Department, Toronto, Ontario, M5J 2Y1 not less than 48 hours, excluding Saturdays and holidays, before the time fixed for the meeting.

DATED at Vancouver, British Columbia as of this 18th day of May, 2004.

BY ORDER OF THE BOARD

"JOHN H. KRUZICK"

John H. Kruzick
President and CEO

DRC RESOURCES CORPORATION

#601-595 Howe Street
Vancouver, British Columbia
V6C 2T5

INFORMATION CIRCULAR

(The information contained herein is as at May 14, 2004)

GENERAL INFORMATION

The accompanying proxy is solicited by the Board of Directors and the Management of DRC Resources Corporation (the "Company") in connection with the Annual General Meeting of members to be held on June 29, 2004 and any adjournment thereof. The expense of this solicitation will be paid by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The execution of a proxy should be by the member or his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation. In order to be effective, completed proxies must be deposited at either the head office of the Company, 601-595 Howe Street, Vancouver, British Columbia, V6C 2T5 or Computershare Trust Company, 100 University Avenue, 9th Floor, Proxy Department, Toronto, Ontario M5J 2Y1, at least 48 hours, excluding Saturdays and holidays, before the time of the meeting. **A member has the right to appoint some person (who need not be a member) to represent him at the meeting other than those named in the enclosed form of proxy. Such right may be exercised by inserting such other person's name in the blank space provided in the form of proxy or by completing another form of proxy.**

A proxy may be revoked by an instrument in writing executed by the member or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation and delivered to the Registered Office of the Company, 601-595 Howe Street, Vancouver, British Columbia, V6C 2T5, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used or to the chairman of the meeting on the day of the meeting, or any adjournment thereof, at which the proxy is to be used.

EXERCISE OF DISCRETION OF PROXIES

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the security holder on any ballot that may be called for and, if the security holder specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly.

Where no choice is specified, the shares will be voted as if the member had specified an affirmative vote. The enclosed form of proxy confers the discretionary authority upon the persons named therein with respect to matters which may properly come before the meeting. At the time of printing of this Information Circular, the Board of Directors and the Management of the Company know of no such amendments, variations or other matters to come before the meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On May 14, 2004 the Company had outstanding 13,236,766 common shares without par value, each share carrying the right to one vote. Members of record at the close of business on April 28, 2003 are entitled to vote at the meeting or adjournments thereof.

To the knowledge of the directors and senior officers of the Company, the only persons who beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more that 10% of the voting rights attached to any class of voting securities of the Company are:

Name	Number of Shares	Percentage
John H. Kruzick	2,640,051 common	19.94%

CONFIRMING THE NUMBER OF DIRECTORS

As it is proposed that action be taken at the meeting with respect to the election of 6 directors, the members will be asked to vote for a resolution confirming the number of directors at 6.

ELECTION OF DIRECTORS

Action is to be taken at the meeting with respect to the election of 6 directors to succeed the directors whose terms of office expire on the day of the meeting and to serve until the next Annual General Meeting of the members. The proposed nominees listed below are presently directors of the Company and have served continuously as such since the date they became directors as set forth below. All the proposed nominees named below have consented to serve as directors if elected.

Advance notice of the meeting was published, pursuant to the Company Act of British Columbia, in the April 8th, 2004 edition of The Province newspaper and was further published by delivering by mail a copy thereof to the Toronto Stock Exchange (TSX) and the British Columbia, Alberta and Ontario Securities Commissions on April 5th, 2004.

All of the proposed nominees named below are ordinarily resident in Canada.

Name of Nominee and Present Position with the Company	**Principal Occupation, Business or Employment**	**Director Since**	**Shares Beneficially Owned, Directed or Controlled**
JOHN KRUZICK President, CEO and Director	Businessman, Consultant, President of DRC Resources	February 26, 1980	2,640,051
SHARON ROSS Secretary and Director	Secretary employed by Allshare Holdings Ltd. an administrative service firm.	May 12, 1981	29,200
C. ROBERT EDINGTON Director	Engineer, employed by Fenco Maclaren Inc.	July 13, 1992	90,000
CRAIG D. THOMAS Director	Lawyer and principal of Thomas, Rondeau Barristers & Solicitors	November, 19, 2002	Nil
MIKE MUZYLOWSKI Director	Businessman President & CEO of Callinan Mines Limited	September 12, 2000	35,000
THOMAS O. TAYLOR Director	Pilot, employed by Air Canada	February 1, 2002	85,000

The Company's Committees are as follows:

Executive Committee:

John Kruzick:	President/CEO
Sharon Ross :	Secretary/Director
Ian Beardmore:	CFO

Audit Committee:

Mike Muzylowski	Director
Craig Thomas	Director
Thomas O. Taylor	Director

Corporate Governance Committee:

John Kruzick	President/CEO
Mike Muzylowski	Director
Craig Thomas	Director
Thomas O. Taylor	Director

Nominating Committee

John H. Kruzick	President/CEO
Mike Muzylowski	Director
Thomas O. Taylor	Director

EXECUTIVE COMPENSATION

Interpretation

Applicable securities Legislation defines **executive officer** to mean Chairman and any Vice-Chairman of the Company and, where the functions of the office are performed on a full time basis, the President, any Vice-President in charge of a principal business unit such as sales, finance or production, and an officer of the Company or of a subsidiary or any other person who performs a policy-making function in respect of the Company, whether or not the individual is also a director of the Company or subsidiary.

The Company has one executive officer, the President and Chief Executive Officer, John H. Kruzick

The aggregate cash compensation during the year ended December 31, 2003 was $146,375 paid to a private consulting company controlled by the executive officer for business management and administrative services.

BC Form 51-904(F) of the Securities Act defines

Named Executive Officers to mean the Chief Executive Officer (regardless of the amount of compensation of that individual) and each of the Company's four most highly compensated executive officers whose salary and bonus is $100,000 or more;

Stock Appreciation Rights and SARs to mean a right, granted by the issuer or any of its subsidiaries as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities;

Long-term Incentive Plan or LTIP to mean any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the issuer or an affiliate of the issuer, the price for the issuer's securities, of any other measure, but does not include option or SAR plans or plans for compensation through restricted shares or restricted share units.

SUMMARY COMPENSATION TABLE

The compensation for each Named Executive Officer for the Company's three most recently completed financial year is set out below:

		Annual Compensation			Long Term Compensation			
					Award			
Name and Principal Position	Year	Salary ($)	Bonus $	Other Annual Compensation ($) *	Securities Under Options SARs Granted in common shares	Restricted Shares or Restricted Units ($)	LTIP Payouts ($)	All Other Compensations ($)
John H. Kruzick, President & CEO	2003 2002 2001	0 0 0	0 0 0	146,375 112,845 113,440	- - -	- - -	- - -	- - -

*Other Annual Compensation paid during the fiscal years indicated was for business management and administrative services billed by a private consulting company controlled by John H. Kruzick.

Long Term Incentive Plan Awards Table

The Company does not have a long-term incentive plan for its executive officers.

Option and Stock Appreciation Rights (SARs)

No options or Stock Appreciation Rights were granted to any Named Executive Officer in the Financial Year ending December 31, 2003:

Aggregated Options/SAR Exercised During The Most Recently Completed Financial Year and Year-End Option/SAR Values

Name (a)	Securities Acquired on Exercise of Option/SARs (b)	Aggregate Value Realized ($) (c)	Unexercised Option/SARs at FY-End (#) Exercisable/Unexercised (d)	Value of Unexercised in the-Money Options/SARs at FY-End ($) Exercisable/Unexercisable (e)
	Nil			

Options and SAR Repricing

The Company has not repriced downward any options or freestanding SARs held by any Named Executive Officer.

Defined Benefits or Actuarial Plan Disclosure

The Company does not have a pension plan or any other plans of this nature.

Termination of Employment, Change in Responsibilities in Employment Contracts

On April 23, 2003 the Board of Directors approved Services Agreements under which the engagement of John H. Kruzick as President and Chief Executive Officer and Sharon L. Ross as Corporate Secretary were formally recognized and which, in recognition of their abilities demonstrated in the past and to ensure the continued provision of that management, in addition to the form of compensation heretofore paid Mr. Kruzick and Ms. Ross, it was deemed fair and necessary to provide them the following as benefits and inducement to continue in their offices during this critical period in the Company's operating life:

- Compensation for services on a contract basis reviewed annually;
- Entitlement to receive directors' fees;
- Continuation of contract fee payments and benefits during illness;
- Eligibility to be granted stock options;
- Re-imbursement for out-of-pocket expenses; and
- in the event Mr. Kruzick's and/or Ms Ross' position is terminated;
  - (i) without cause by DRC Resources prior to the expiration of this Agreement, Kruzick and/or Ross shall be paid a lump sum severance payment in lieu of any other compensation or benefits otherwise payable thereafter under this Agreement. Such payment shall include any accrued, but unpaid service fees and, if termination takes place Kruzick and/or Ross will receive a lump sum payment equal to the one month of base retainer fees for each year Kruzick and/or Ross held the positions of President or Secretary respectively (based on the average monthly fee paid for the previous year);
  - (ii) without cause by either Mr Kruzick and/or Ms Ross prior to the expiration of this Agreement, Kruzick and/or Ross will be paid all accrued, but unpaid fees and expenses; and
  - (iii)by DRC Resources with cause, other than moral turpitude or dishonesty on Kruzick's and/or Ross' part, prior to the expiration of this Agreement, Kruzick and/or Ross shall be paid a lump sum severance payment equal to one month of base retainer fees for each year Kruzick and/or Ross held the positions of President or Secretary respectively (based on the average monthly fees paid for the previous year), together with any accrued, but unpaid expenses.

The cash compensation with no benefits previously paid to the President/CEO and Corporate Secretary has historically been considerably lower than the rate charged by consultants of like management experience and ability in the corporate and/or mining area.

The Board deemed the additional incentive benefits fair and reasonable, since the Company is moving toward determining the mining potential of its main mineral project and is at a critical stage in its financing and development arrangements, which will demand considerably more effort, possibly a full time attendance to the Company's affairs. The Board did not make a competitive rates study, but noted that, in recent years in the face of a poor equities market, under the CEO's management the Company was not only able to advance its mineral exploration project but was able to raise significant financing required to stabilize and maintain market price. The Board determined the appropriateness of the benefit package added to the CEO and Corporate Secretary's cash compensation on the basis of their experience in the business.

Since the Company does not have an earnings history, the Board deemed the price performance of its shares in the public market, as indicated in the following chart, compared to other mineral exploration companies over the past five years, to be a good indicator of the value of management services provided by the President/CEO and Corporate Secretary.


DRC Resources (DRC-T)
as of 14-Apr-04
DRC-T
TSX-I
Change (%)
7000
6000
5000
4000
3000
2000
1000
0

The Company does not have any arrangements relating to resignation, retirement or termination of employment with any other individuals.

Compensation Committee

The Company does not have a Compensation Committee.

Compensation of Directors

Directors of the Company did not receive fees or other cash compensation in their capacity as directors. The directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company pursuant to the rules and regulations of the Toronto Stock Exchange (TSX).

APPOINTMENT OF AUDITORS

Members will be asked to vote for the reappointment of Beauchamp and Company, Chartered Accountants, the present auditors for the Company, as auditors.

AUTHORIZING DIRECTORS TO FIX AUDITORS' REMUNERATION

The Company Act of British Columbia requires that the remuneration of the auditor of the Company shall be fixed by ordinary resolution of the members or, if the Company so resolves, by the directors. The members will be asked to vote for a resolution authorizing the directors to fix the remuneration of the auditors, such authorization to expire at the next annual general meeting of the Company.

STOCK OPTION PLAN

In accordance with Toronto Stock Exchange (TSX) (the "Exchange") policies, the directors of the Company have adopted the DRC Resources Corporation Stock Option Plan (the "Plan") in 2003. The Plan, approved by the disinterested shareholders and accepted by Toronto Stock Exchange, complies with the requirements of Exchange Policy set out in Sections 627 – 637.3 of the TSX Company Manual. Under the Plan, up to 20% of the common shares of the Company may be reserved for issuance on the exercise of stock options. The number of common shares of the Company reserved for issuance under the Plan and under previously issued and unexercised options totals 1,505,000 common shares, equal to 11.37% of the Company's issued and outstanding common shares as at the record date.

The Plan is described in detail in the 2003 Information Circular filed on the SEDAR website (SEDAR.com) and the Company's website at drcresources.com. Upon request a copy will be provided fee of charge to security holders.

STOCK OPTIONS

No Stock Options were granted during fiscal 2003.

The Toronto Stock Exchange (TSX) requires that all stock options or amendments to stock options granted to insiders (as that term is defined in the Securities Act of British Columbia) of the Company, before they may be exercised, must be approved by the members of the Company. Management proposes that the members grant the directors a general authority to amend the provisions of stock options granted to insiders of the Company pursuant to such terms as are in accordance with the policies of the Toronto Stock Exchange (TSX).

The approval of the members for a grant on April 13, 2004 to an officer of the Company of a stock option in respect of 100,000 common shares will be sought at the meeting.

Name	Number of Common Shares	Exercise Price Per Share	Date Option Granted	Expiry Date of Option
Michael W. Hibbitts	100,000	$6.50	April 13, 2004	April 13, 2006

AUTHORITY TO ISSUE ADDITIONAL SHARES

Advance Shareholder Approval for the Issuance of a Number of Shares by Private Placement That Exceeds 25% of the Company's Issued and Outstanding Share Capital

The Company from time to time investigates opportunities to raise financing on advantageous terms. It expects to undertake one or more financings over the next year and expects some of them to be structured as private placements.

Under the rules of The Toronto Stock Exchange the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSX 25% Rule"), unless there has been shareholder approval of such transactions.

The application of the TSX 25% Rule may restrict the availability to the Company of funds which it may wish to raise in the future by private placement of its securities.

In particular, management of the Company considers it to be in the best interests of the Company to solicit private placement funds for working capital and Company operations. The Toronto Stock Exchange has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSX 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

THE COMPANY'S ISSUED AND OUTSTANDING SHARE CAPITAL IS CURRENTLY 13,236,766 COMMON SHARES AND THE COMPANY PROPOSES THAT THE MAXIMUM NUMBER OF SHARES WHICH EITHER WOULD BE ISSUED OR MADE SUBJECT TO ISSUANCE UNDER ONE OR MORE PRIVATE PLACEMENTS IN THE TWELVE MONTH PERIOD COMMENCING ON JUNE 29, 2004 WOULD NOT EXCEED 5,000,000 SHARES IN THE AGGREGATE, OR 37.52% OF THE COMPANY'S ISSUED AND OUTSTANDING AS AT May 14, 2004.

Any private placement proceeded with by the Company under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a) it must be substantially with parties at arm's length to the Company;

(b) it cannot materially affect control of the Company;

(c) it must be completed within a twelve month period following the date the shareholder approval is given; and

(d) it must comply with the private placement pricing rules of The Toronto Stock Exchange which currently require that the issue price per Common share must not be lower than the closing market price of the Common shares on The Toronto Stock Exchange on the trading day prior to the date notice of the private placement is given to The Toronto Stock Exchange (the "Market Price"), less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

(for these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof.)

In any event, The Toronto Stock Exchange retains the discretion to decide whether or not a particular placement is "substantially" at arm's length or will materially affect control in which case specific approval may be required.

In anticipation that the Company may wish to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its Common shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the TSX 25% Rule, the Company requests that its shareholders pass an ordinary resolution in the following terms:

"RESOLVED, as an ordinary resolution, that the issuance by the Company in one or more private placements during the twelve month period commencing June 29, 2004 of such number of securities that would result in the Company issuing or making issuable 5,000,000 common as is more particularly described in the Company's Information Circular May 14, 2004, is hereby approved."

INDEMNIFICATION OF DIRECTORS AND OFFICERS AND INSURANCE

The Articles of the Company provide that the Company shall indemnify any directors, former directors, officers and former officers, and certain other persons in similar positions against all costs reasonably incurred by them in any civil, criminal or administrative proceedings to which they are or may be made a party by reason of being or having been a director, officer or person in a similar position of the Company or its subsidiary or by reason of serving in a similar capacity with other entities at the Company's request. The indemnity covers amounts paid to settle actions or to satisfy judgments, but may only be paid if the person claiming the indemnity has acted honestly and in good faith with a view to our best interests and, in the case of a criminal or civil proceeding, if the person had reasonable grounds for believing that his or her conduct was lawful. Payment of any indemnity in connection with an action brought by or on behalf of us requires prior court approval. The Company has entered into an indemnification agreement reflecting the above terms with each of its directors and officers.

The Company has purchased insurance for the benefit of its directors and officers against liability incurred by them as directors and officers, subject to certain limitations contained in the Company's Articles and as outlined in the insurance policy. For the period from March 15, 2003 to March 15, 2004 the Company's insurance policy provided coverage to directors and officers in the aggregate amount of $2,000,000, subject to a deductible of $25,000 per occurrence. The $14,000 premium for this insurance in fiscal 2003 was paid by DRC Resources Corporation. For the period March 15, 2004 to March 15, 2005, the policy provides coverage to the Company's directors and officers in the aggregate of $2,000,000, subject to a deductible of $50,000 per occurrence. A premium of $16,000 for the 2004 fiscal year for this insurance was paid by the Company.

CORPORATE GOVERNANCE

The Toronto Stock Exchange requires listed companies to disclose their corporate governance practices with reference to a set of guidelines for effective corporate governance recommended in the final report of the Toronto Stock Exchange Committee on Corporate Governance in Canada (the "Guidelines"). The Guidelines address matter such as constitution, and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. The following sets out the principal components of the Guidelines, and indicated the extent to which the Company complies with them.

TORONTO STOCK EXCHANGE CORPORATE GOVERNANCE GUIDELINES

	TSX Guidelines	Does DRC Comply ?	Comments
1.	The board should explicitly assume responsibility for stewardship of the corporation, and specifically for:		
	(a) adoption of a strategic planning process	Yes	The board maintains oversight of management's strategic planning initiatives through annual and budgetary reviews and approvals. Extraordinary initiatives not provided for in the approved budget require separate board approval.
	(b) identifying the principal risk of DRC's business and implementing risk management systems	Yes	The board and the committees receive progress and financial reports from management on key risks of the Company, with detailed reviews of different risk areas rotated through each quarterly meeting in both the general board meetings and the Audit Committee meeting.
	(c) succession planning and monitoring senior management	Yes	The mandate of the board's Compensation, Nominating and Corporate Governance Committee includes succession planning and monitoring the performance of senior management.
	(d) communication policy	Yes	The board periodically reviews the arrangements initiated by management, under the general supervision of the chief financial officer, to ensure effective communications with the public. The board has also

	(d) communication policy	Yes	The board periodically reviews the arrangements initiated by management, under the general supervision of the chief financial officer, to ensure effective communications with the public. The board has also approved the Communication Policy established by the Company to comply with the disclosure policies of governing regulatory authorities.
	(e) integrity of internal control and management information system	Yes	The board's CFO reviews compliance with financial reporting obligations, applicable accounting principles and the Audit Committee reviews appropriate internal controls. The Audit Committee meets with DRC external auditors once in each fiscal quarter, reviews interim results and reports to the board.
2.	Majority of directors should be "unrelated"	Yes	Directors during the fiscal 2003: Mike Muzylowski – Unrelated and independent Thomas O. Taylor – Unrelated and independent Craig Thomas –Unrelated and independent C. Robert Edington – Unrelated and independent Sharon L. Ross – Related (Secretary) John H. Kruzick – Related (President and CEO)

3. The determination as to whether a director is related under the Guidelines was reached by a review and analysis of the financial, contractual and other relationships of each director and their associates and affiliates with DRC Resources, and an assessment of the materiality of any such relationships and the effect, if any, on the independence of each individual director. Mr. Edington was considered technically related by reason of his having held the office of CFO (chief financial officer) for a portion of the fiscal year 2003 and accordingly he does not sit on any committee that requires unrelated directors.

4.	Appoint a committee composed exclusively of unrelated, non-management directors responsible for appointment/assessment of directors	No	Due to the small size of the board of directors, the Nominating Committee consist of a majority of (two) unrelated independent directors and one related management director. This Committee is responsible for recommending potential new directors and committees where the new directors experience and expertise would benefit the Company.
5.	Implement a process for assessing the effectiveness of the board, its committees and individual directors	Yes	These are the responsibilities of the DRC Resources Corporate Governance Committee. The Committee employs an informal assessment on the effectiveness of the board, its committees, and individual directors.
6.	Provide orientation and education programs for new directors	Yes	The Company's informal orientation and education program for new directors consists of: (a) a requirement that nominees to the board have previously served on the board of a reporting (b) educational materials are made available to all directors in the form of the Company's policy manual and TSX listing policies and updates, (c) encouraging directors to keep updated on reporting and disclosure requirements by supplying them with current securities releases; (d) regular discussions at board meeting on governance issues and duties of directors in that regard; (e) the policy manual is reviewed and updated as a joint board effort as new rules or

			circumstance dictate.
7.	Consider the size of the board, with a view to improving effectiveness	Yes	The board is specifically mandated to fix its size, subject to shareholders approval. The Nominating Committee is charged with the duty of assisting the board in matters pertaining to, among other thing, the organization and composition of the board. The Board has determined that an appropriate size for DRC Resources' board given its current position, is in the range of six to eight directors.
8.	Review compensation of directors in light of risk and responsibilities.	Yes	During fiscal 2003, the directors did not receive cash compensation for acting as a director. They were eligible to receive, and in some cases were granted, stock options. The board of directors review this policy annually and set compensation levels and options granted according to risk and responsibility.
9.	Committees should generally be composed of non-management directors	Yes	During fiscal 2003, all board committees were composed of a majority of non-management directors with the exception of the Executive Committee which was composed of a majority of management directors.
10.	Appoint a committee responsible for approach to corporate governance issues	Yes	The Corporate Governance Committee is responsible for developing and monitoring the DRC Resources approach to corporate governance issues. In addition, the board of directors as a whole have been actively involved in corporate governance issues.
11.	Define limits to management's responsibilities by developing mandates for:		
	(a) the board	Yes	The board has final power and responsibility for setting policy of the company. Any responsibility that is not delegated to senior management or a board committee remains with the entire board. The duties and authority of the board as prescribed by law and governing regulatory policy have been set out in a formal board operations policy.
	(b) the chief executive officer	Yes	The chief executive officer has full authority to direct the company's day-to-day activities and to carry out board policy within the authority and corporate objectives as defined by the company's annual plan and budget, as from time to time reviewed by the board.
12.	Establish a structure and procedures to enable the board to function independently of management.	Yes	The Company's Articles and the Company Act provide authority for the board to manage the company and to direct the Company's executive group. The executive directors occupy two of six board seats. A committee of independent, non related directors oversee and assist the board and executive group in corporate governance matters.

13.	Establish an Audit Committee with a specifically defined mandate	Yes	The Audit Committee, all of whose members are independent and non-management directors, is mandated to review the annual financial statements, quarterly reports, budgets, annual information forms and other reporting and disclosure documents and to meet with the outside auditors independently of management. A formal audit committee operations policy describes the Audit Committee's membership requirements, general functions, authority, and responsibilities.
14.	Implement a system to enable individual directors to engage outside advisers, at the corporation's expense	Yes	Individual directors may engage outside advisers at the expense of the corporation, with the approval of a two-thirds majority of the directors.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

A non-reporting company controlled by Sharon Ross, an insider of the Company, was paid $59,362 during the most recently completed financial year for administration, secretarial and bookkeeping services.

A non-reporting company controlled by John Kruzick was issued 100,000 common shares as the third of five scheduled annual option payments under the agreement to acquire a 50% interest in the Afton Property. This schedule of option payments was the subject of a filing accepted by the regulatory authorities and approved by independent shareholders at the Annual General Meeting held on June 19, 2000.

A related person to a director was paid $63,875 for consulting services.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

The Board of Directors and the Management are not aware that any matters will be brought before the Meeting other that those set forth in Item 1 to 7, inclusive, of the Notice of Meeting. If other matters are properly brought before the Meeting, it is the intention of the persons named in the enclosed proxy to vote the proxy on such matters in accordance with their judgment. The enclosed proxy will not be voted with respect to matters set forth in Item 1 of the Notice and the execution of such proxy shall not be construed as either approval of disapproval of any of the reports or financial statements referred to in Item 1.

ADDITIONAL INFORMATION

Additional Information relating to the Company is filed on SEDAR at www.SEDAR.com and on the Company's website at www.drcresources.com.

Financial Information is provided in the Company's comparative financial statements and MD&A

for the most recently completed financial year filed both of which are filed SEDAR and the Company's website. Shareholders may contact the company to request copies of the financial statement or MD&A.

DATED at Vancouver, British Columbia as of this 14th day of May, 2004.

BY ORDER OF THE BOARD

"John H. Kruzick"

JOHN H. KRUZICK,
President and CEO

DRC RESOURCES CORPORATION
595 Howe Street, Suite 601
Vancouver, British Columbia
Canada, V6C 2T5
Phone(604)687-1629 ~ Fax (604) 687-2845
Email: drcresources@uniserve.com
Website: drcresources.com

Printed in Canada

DRC RESOURCES CORPORATION

DRC - TSX









2003 ANNUAL REPORT

Letter to Shareholders

2003 was a pivotal year for DRC Resources as the Afton Copper Gold Project, located near Kamloops, British Columbia, advanced towards feasibility stage. The Company received results of an independent advanced scoping study prepared by international mining industry consultant, Behre Dolbear & Company Ltd. The study indicates that panel cave mining and conventional flotation technology are viable methods for application to the Afton Project, and recommended the Company proceed with an underground exploration program and complete a feasibility study. To finance the feasibility study, the Company completed a very successful private placement to raise $24.15 million in late 2003.

Highlights: Advance Scoping Study

- Advanced Scoping Study Indicates Favorable Economics
- 68.7 Million Tonne Measured & Indicated Mineral Resource
- 51.5 Million Tonne Resource Incorporated in Mine Plan
- Total Metals to be Produced under Mine Plan:

Copper	1.15 Billion Pounds
Gold	1.25 Million Ounces

(For Complete Report [SEDAR])

Commencement of the Afton feasibility study is a significant step for the Company as it moves the Project towards development stage and closer to the production phase. A $12 million underground exploration program is planned for 2004. The economic evaluation in the scoping study indicates that the Project has favorable economics, based on US$0.85/pound for Copper and US$375/ounce for Gold. A steadily increasing world demand for the red metal has sharply reduced world inventories of copper, raising the price of that metal dramatically to more than US$1.20 per pound. A sustained copper price of US$1.00 would have a very significant positive impact on the economics of the Afton Project.

The Company has opened discussions with a number of the world's leading smelter operators, who have expressed strong interest in the Afton concentrates, which are desirable for their high copper content and precious metal credits. The Company believes a long-term smelter sales contract can be linked to production financing for the Afton Project. DRC will continue to develop these relationships in 2004.

Achievements for 2003

- Received positive independent scoping study on Afton Project
- $24.15 Million Financing Completed
- Afton Project is funded for advance to Feasibility
- Confirmation of a significant Mineral Resource
- $1.7 Million Exploration Program Completed
- Initiated discussions with major international smelters

Outlook for 2004

Completion of the Afton feasibility study and advancement of the Project through development and production stage will be the main focus of the Company in 2004. The Company is expanding its management and engineering team for this next phase. DRC has $25 million in working capital to complete the Afton feasibility study and continue exploration at the Ajax and Pothook mineral zones located within the land holdings of the Afton area.

2004 Strategy and Focus

- Enhance Management Team
- Complete Feasibility Study
- Convert Resources to Reserves
- Optimize Production Profile
- Advance Afton through Feasibility to Development Stage
- Advance discussions on Strategic Alliances
- Explore Pothook and Ajax Mineral Zones

Management is committed to delivering on its 2004 strategy, designed to unlock the value of the Afton Project in a favourable metal price environment, that we believe will result in strong returns for our shareholders.

On behalf of the board of directors, I would like to extend my appreciation to the shareholders, financiers, exploration personnel, project advisors and consultants for their continued support of the Company and the Afton Project. In 2004, we look forward to another rewarding and productive year.

On Behalf of the Board of Directors
"John H. Kruzick"
John H. Kruzick, President & CEO

Corporate Governance

DRC Resources' executive and board of directors believe that effective corporate governance is essential to the well-being of the Company and are committed to high standards of corporate governance.

Toronto Stock Exchange ("TSX") guidelines for effective corporate governance require that listed companies annually disclose their practices with respect to matters such as the composition and independence of a company's board of directors, its role, its committees and the effectiveness of it members.

DRC is in conformance with the corporate governance requirements of the Toronto Stock Exchange.

A point by point description of our governance practices is outlined in the information circular issued for our annual meeting of shareholders.

Board responsibilities – The DRC board of directors is responsible for overseeing the business and affairs of the Company, providing guidance and direction to management in order to attain corporate objectives and maximize shareholder value.

The board's strategic management process consists of an annual review of DRC's business plan and budget, and quarterly reviews of and discussions with management relating to strategic and budgetary issues. The board reviews the principal risks inherent in DRC's business, including financial risks, and assesses the systems established to manage those risks. The DRC board maintains four committees: the executive committee (EC), audit committee (AC), corporate governance committee (CGC) and the nominating committee (NC).

The board of directors and its committees are each responsible for elements of corporate governance in accordance with their respective mandates. The corporate governance committee monitors and guides the corporate governance approach and practices of DRC. Directly and through its audit committee, the board also assesses the integrity of DRC's internal financial controls and management information systems.

Board composition – The board derives its strength from the background, diversity, qualities, skills, and experience of its members. Director nominees are selected for qualities such as business judgment; integrity; business, financial and professional expertise; and familiarity with the mining industries. Annually, the directors are elected by our shareholders.

As of December 31, 2003, there were 6 DRC directors. Four out of six directors (or 67% of the total number of directors) are independent of the company and its affiliates. All of the independent DRC directors are unrelated.

Director	Independence	Committees	Office
John H. Kruzick		EC, CGC & NC	President, CEO
Sharon L. Ross		EC	Corporate Secretary
C. Robert Edington	✓		
Mike Muzylowski	✓	AC, CGC, & NC	
Craig D. Thomas	✓	AC & CGC	
Thomas O Taylor	✓	AC, CGC & NC	

The board holds regularly scheduled meetings with additional meetings held as required.

Information – The board has timely access to the information it needs to carry out its duties. Directors are asked to assist in setting agendas for board and committee meetings and receive a comprehensive package of information prior to each board and committee meeting. Directors communicate informally with management on a regular basis and management solicits the advice of board members on matters falling within their special knowledge or experience.

Ethical behavior - The DRC code of conduct sets high standards for ethical behavior throughout the Company. At DRC it is recognized that maintaining the trust and respect of its investors and the general public is essential to continued success. The DRC code of conduct applies to everyone in the Company, at all times.

Communications - DRC is committed to excellence and timeliness in its communications. The Company provides comprehensive information to current and potential investors and responds to their inquiries. DRC posts copies of its annual report, annual information form, management proxy circular, quarterly financial reports, news releases and other investor information on its website at www.drcresources.com

DRC RESOURCES CORPORATION
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

BEAUCHAMP & COMPANY
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders of
DRC Resources Corporation

We have audited the consolidated balance sheets of DRC Resources Corporation as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the result of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

Beauchamp & Company

Vancouver, B.C.
February 20, 2004

Chartered Accountants

#205 - 788 Beatty Street • Vancouver, B.C. V6B 2M1 • Tel 604-688-2850 • Fax 604-688-2777

DRC RESOURCES CORPORATION
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 24,737,161	$ 2,254,144
Restricted cash (Note 3)	-	1,618,000
Marketable security	1,500	1,500
Accrued interest receivable	25,741	9,212
Amounts receivable - government	58,832	164,240
Prepaid expenses	20,000	-
	24,843,234	4,047,096
MINERAL CLAIM INTERESTS		
- SCHEDULE (Notes 2 and 4)	3,487,296	2,293,327
INVESTMENT PROPERTY (Note 5)	110,867	110,867
EQUIPMENT (Notes 2 and 6)	28,999	41,535
	$ 28,470,396	$ 6,492,825
LIABILITIES		
CURRENT LIABILITIES		
Account payable and accruals	$ 95,940	$ 45,169
Capital taxes payable	71,445	-
	167,385	45,169
FUTURE INCOME TAXES (Note 7(c))	875,935	113,767
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 8)	30,398,361	8,086,803
DEFICIT	(2,971,285)	(1,752,914)
	27,427,076	6,333,889
	$ 28,470,396	$ 6,492,825

COMMITMENTS (Note 14)
SUBSEQUENT EVENTS (Note 16)

APPROVED BY THE BOARD:

_______________ **Director**

_______________ **Director**

DRC RESOURCES CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
INCOME		
Interest and other income	$ 181,698	$ 116,676
Oil and gas royalties	1,713	1,743
Foreign exchange gain (loss)	(74,929)	(4,159)
	108,482	114,260
EXPENSES		
Bank charges	572	437
B.C. capital tax	30,945	-
Consulting and management fees	118,155	85,641
Amortization	12,536	12,068
Financing and sponsorship	-	52,000
Insurance	14,000	11,503
Office, secretarial services and stationary	83,163	81,886
Professional fees	109,007	57,644
Regulatory fees	66,871	52,855
Rent	22,103	19,861
Telephone	4,541	4,826
Transfer agent	9,031	7,379
Travel and promotion	53,259	88,462
Write-off of mineral claim interests	1	5,999
Write-down of marketable security	-	2,250
	524,184	482,811
LOSS FOR THE YEAR BEFORE INCOME TAXES	(415,702)	(368,551)
INCOME TAXES (Note 7)	(802,669)	182,644
LOSS FOR THE YEAR	$ (1,218,371)	$ (185,907)
WEIGHTED AVERAGE NUMBER OF SHARES ISSUED	9,746,722	8,828,466
LOSS PER SHARE	$ (0.13)	$ (0.02)

DRC RESOURCES CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF DEFICIT
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
DEFICIT, BEGINNING OF YEAR	$ (1,752,914)	$ (1,567,007)
LOSS FOR THE YEAR	(1,218,371)	(185,907)
DEFICIT, END OF YEAR	$ (2,971,285)	$ (1,752,914)

See accompanying notes

DRC RESOURCES CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES		
Loss for the year	$ (1,218,371)	$ (185,907)
Items not requiring cash:		
Amortization	12,536	12,068
Write-off of mineral claim interests	1	5,999
Write-down of marketable security	-	2,250
Future income taxes	762,169	(182,644)
	(443,665)	(348,234)
Net change in non-cash working capital items	191,095	407,102
Cash (Used For) Provided By Operating Activities	(252,570)	58,868
INVESTING ACTIVITIES		
Payments for mineral claim interests exploration costs	(1,742,663)	(1,173,040)
Acquisition of equipment	-	(39,236)
Cash Used For Investing Activities	(1,742,663)	(1,212,276)
FINANCING ACTIVITIES		
Share capital issued for cash, net of issue costs	22,860,250	1,209,432
Cash Provided By Financing Activities	22,860,250	1,209,432
INCREASE IN CASH AND CASH EQUIVALENTS	20,865,017	56,024
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	3,872,144	3,816,120
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 24,737,161	$ 3,872,144
CASH AND CASH EQUIVALENTS COMPRISES:		
Cash	$ 27,760	$ 65,781
Term deposits and short-term discount notes	24,709,401	3,806,363
	$ 24,737,161	$ 3,872,144

DRC RESOURCES CORPORATION
(An Exploration Stage Company)
SCHEDULE OF MINERAL CLAIM INTERESTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Acquisition Costs

	2003	2002
Kamloops "Afton" Claims	$ 481,734	$ 421,734
Kamloops "Ajax - Python" Claims	48,732	48,732
Alberta Mineral Permits	-	1
Timmins, Ontario Claims	1	1
Balance, End Of Year	530,467	470,468

Deferred Exploration Costs

	Afton Claims	Ajax - Python Claims	2002	2001
Balance, Beginning Of Year	$ 1,763,674	$ 59,185	1,822,859	1,136,649
Assays and testing	77,018	-	77,018	46,256
Drilling	984,845	-	984,845	738,557
Engineering	437,603	-	437,603	98,170
Geological consulting	158,050	-	158,050	163,705
Labour	32,542	-	32,542	39,512
Supplies and equipment	5,500	-	5,500	26,869
Travel and accommodation	36,111	-	36,111	38,477
Staking and filing fees	500	111	611	-
Miscellaneous	5,994	-	5,994	7,206
Grant recoveries (Note 2(f))	4,388	-	4,388	(96,335)
Tax effect of flow through shares	(608,692)	-	(608,692)	(376,207)
	1,133,859	111	1,133,970	686,210
Costs written-off	-	-	-	-
	1,133,859	111	1,133,970	686,210
Balance, End Of Year	$ 2,897,533	$ 59,296	2,956,829	1,822,859
Mineral Claim Interests			$ 3,487,296	$ 2,293,327

DRC RESOURCES CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003

1. NATURE OF BUSINESS

DRC Resources Corporation is a public company incorporated under the Company Act (British Columbia). The common shares of the Company are traded on the Toronto Stock Exchange("TSX").

The Company is in the process of exploring its mineral claim interests to determine whether the properties contain ore reserves that are economically recoverable.

The continued operations of the Company and the recoverability of the amounts shown as mineral claim interests are dependent upon the existence of recoverable reserves, the ability of the Company to obtain financing to complete the developments, and upon future profitable production or proceeds from disposition of its mineral claim interests .

Although the Company has taken steps to verify title to its mineral claim interests in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Principals of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Dynamic Resources Corporation, Inc. All significant inter-company transactions and balances have been eliminated on consolidation.

b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing securities with maturities at purchase dates of four months or less.

c) Marketable Securities

The following portfolio investments are recorded at the lower of cost and market value:

Name Of Issuer	Class Of Security	Quantity	Cost Of Securities	Market Value Of Securities 2003	Market Value Of Securities 2002
Planet Ventures Inc.	Common shares	25,000	$ 5,750	$ 8,250	$ 1,500

In January 2004, the 25,000 common shares of Planet Ventures Inc. were sold for proceeds of $9,790.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

d) Mineral Claim Interests

The Company records its mineral claim interests at cost. Exploration expenditures relating to mineral claim interests that have economically recoverable reserves or significant mineralization, which in the view of management, justify additional exploration, as well as interest and costs to finance those expenditures, are deferred until such time as the mineral claim interest to which they relate is brought into production, or is sold, allowed to lapse or abandoned. The costs will be amortized on a unit of production basis following commencement of production or written off to operations if the mineral claim interest is abandoned. Mineral option payments are recorded when received and are expensed in the period they are incurred.

The Company reviews capitalized costs on its mineral claim interests on a period, or annual, basis and will recognize an impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the mineral claim interest's estimated current fair market value may also be based upon a review of other mineral claim interest transactions that have occurred in the same geographic area as that of the mineral claim interest under review.

e) Equipment

Equipment is stated at cost less accumulated amortization. Amortization is calculated using the straight-line method at a rate of 20% per annum.

f) Grant Recoveries

Grant recoveries represent British Columbia Mining Exploration Tax Credit claim refunds of 20% of eligible Canadian exploration expenditures. These grants are for qualifying exploration expenditures at a grassroots level for mineral claim interests in the Province of B.C.

g) Loss Per Share

Basic loss per common share is computed by dividing the loss by the weighted average number of common shares outstanding during the year. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options, warrants and other dilutive instruments. No dilutive loss per share has been presented as the effect would be anti-dilutive.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

h) Use of Estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and accompanying notes. Significant areas of estimate relate to mineral claim interests and related deferred exploration costs, future site restoration costs, and future income tax asset valuation allowance. Actual results could differ from those estimates. By their nature, these estimates are subject to measurement uncertainty, and the impact on the consolidated financial statements of future changes in such estimates could be material.

i) Income Taxes

The Company recognizes and measures, as assets and liabilities, income taxes currently payable or recoverable as well as future taxes which will arise from the realization of assets or settlement of liabilities at their carrying amounts, which differ from their tax bases. Future tax assets and liabilities are measured using substantially enacted or enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered more likely than not.

j) Foreign Currency Translation

The Company's foreign operation is considered fully integrated with the Company and is translated into Canadian dollars using the weighted average rates for the period for items included in the statement of operations and deficit, except for amortization which is translated at historical rates, the rate prevailing at the balance sheet date for monetary assets and liabilities, and historical rates for all other items. Exchange gains or losses on translation are included in the current period's operations.

k) Adoption of New Accounting Standards

Share capital includes flow-through shares issued pursuant to certain provisions of the Income Tax Act of Canada ("the Act"). The Act provides that, where the share issuance proceeds are used for exploration and development expenditures, the related income tax deductions may be renounced to subscribers. Accordingly, these expenditures provide no tax deduction to the Company.

The Company reduces share capital and deferred exploration costs for the year by the estimated amount of the related future tax liability when the capital expenditures are incurred.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

l) Stock-based Compensation

The Company grants stock options to executive officers and directors, employees and consultants. Effective January 1, 2002, the Company adopted the new Canadian Institute of Chartered Accountants accounting standards for stock-based compensation and other stock-based payments. These new standards establish the method for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments.

The Company has elected to adopt the intrinsic value method, which recognizes compensation cost for awards to employees and non-employees only when the market price exceeds the exercise price at the date of the grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. Any consideration paid by the option holders to purchase shares is credited to share capital.

There were no stock options granted to directors, employees or consultants during 2003. Last year, had the Company followed the fair value method of accounting, the Company would have recorded a compensation expense of $115,281 pursuant to the share options issued during the year. Pro-forma loss information determined under the fair value method of accounting for stock options is as follows:

		Year 2003	Year 2002
Loss for the year	As reported	$ 1,218,371	$ 185,907
	Pro Forma	$ 1,218,371	$ 301,188
Loss per share	As reported	$ 0.13	$ 0.02
	Pro forma	$ 0.13	$ 0.03

The pro-forma amounts exclude the effect of stock options granted prior to January 1, 2002. The fair value of each stock option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

- risk free interest rate of 2.8%, dividend yield of 0%, expected life of 2 years, and volatility of 56%.

3. RESTRICTED CASH

During the years ended December 31, 2000 - 2002, the Company raised a total of $3,935,515 in proceeds from the private placement of flow-through common shares. These proceeds can only be used on exploration of Canadian mineral claim interests and the tax benefits flow-through to the subscribers. As at December 31, 2003, the unspent cash balance was Nil (2002 - $1,618,000).

4. MINERAL CLAIM INTERESTS

- Kamloops, B.C. "Afton" Mineral Property

The Company entered into an option agreement dated September 22, 1999 to acquire the Afton Mineral Claims Group, in the Kamloops Mining Division of B.C. Consideration is the issuance of 2,000,000 common shares of the Company in stages, being 1,000,000 shares on effective date of the shareholders' approval of the agreement, and 200,000 shares annually for the next five years beginning in year 2, a work commitment of $6,500,000 over nine years and a 10% net profit royalty. The Company can purchase back the 10% net profit royalty interest, on or before December 1, 2010, for $2,000,000. Minimum work commitments vary from $400,000 to $1,000,000 each year and are $1,000,000 in year 2002 and $1,000,000 in year 2003.

On July 19, 2000, 1,000,000 common shares of the Company were issued in accordance with the agreement. During the first quarter ending March 31, 2002, the Company issued 200,000 common shares in accordance with the agreement for year 2 and in the final quarter ending December 31, 2002 the Company issued 200,000 common shares in accordance with the agreement for year 3. During the final quarter ending December 31, 2003, the Company issued 200,000 common shares in accordance with the agreement for year 4. The value as per the terms of the agreement was $0.30 per share for a total cost to the Company of $60,000. Claim work completed has extended the claims in good standing until March 8, 2011.

The President of the Company has a one-half interest in the option agreement above as one of the optionors. (See Notes 10 and 14)

- Kamloops, B.C., Mineral Property

The Company owns a 100% interest in the Ajax - Python Claim Group, subject to a 2% net smelter royalty, consisting of 62 mineral claims and 5 crown grants in the Kamloops Mining Division of B.C. The cost of the claims acquired was 100,000 common shares of the Company at a market value of $0.50 per share. Claim work completed has extended the claims in good standing until September 26, 2004 - 2007.

- Alberta Mineral Property

The Company acquired, on October 23, 2000, twelve metallic and industrial mineral permits located in Northern Alberta. These permits lapsed on April 12, 2003.

- Timmins, Ontario, Mineral Property

The Company has a 100% interest in 11 units (440 acres) located in the Porcupine Mining Division of Ontario. The mineral claims are in good standing until October 14, 2006.

5. INVESTMENT PROPERTY

The Company owns a 25% interest in approximately 358 acres of land located in Texas, U.S.A., which land provide its oil and gas property royalty interests. The market value of the property approximates the value of the property reported in the consolidated financial statements.

6. EQUIPMENT

	Cost	Accumulated Amortization	Net Book Value 2003	Net Book Value 2002
Transportation vehicles	$ 29,690	$ 11,876	$ 17,814	$ 23,752
Office and computer equipment	32,990	21,805	11,185	17,783
	$ 62,680	$ 33,681	$ 28,999	$ 41,535

7. INCOME TAXES

a) Profit (loss) before income taxes are as follows:

	2003	2002
Canada	$ (415,736)	$ (368,353)
U.S.A.	34	(198)
TOTAL	$ (415,702)	$ (368,551)

b) The provision for income taxes consist of the following:

	2003	2002
Large Corporations tax		
Canada	$ 40,500	$ -
U.S.A.	-	-
Future		
Canada	762,169	(182,644)
U.S.A.	-	-
TOTAL INCOME TAX EXPENSE (RECOVERY)	$ 802,669	$ (182,644)

c) Temporary differences that give rise to future income taxes are as follows:

	2003	2002
Long-term future tax liability		
Mineral Claim Interests	$ 886,423	$ 126,838
Equipment	(10,488)	(13,071)
TOTAL LONG-TERM FUTURE INCOME TAX LIABILITY	$ 875,935	$ 113,767

7. INCOME TAXES (CONT'D)

d) Temporary differences that could give rise to future income tax assets:

	2003	2002
Long-Term Future Income Tax Assets		
Loss carry forwards	$ 646,062	$ 363,267
Share issue costs	612,791	142,505
Total Long-Term Future Income Tax Assets	1,258,853	505,772
Less valuation allowance	1,258,853	505,772
NET LONG-TERM FUTURE INCOME TAX ASSETS	$ -	$ -

e) Subject to confirmation by the income tax authorities, the Company has the following undeducted tax pools:

	2003	2002
Canadian Exploration Expenses	$ 539,559	$ 438,721
Canadian Development Expenses	$ 591,480	$ 531,480
Undepreciated Capital Costs	$ 56,879	$ 70,455
Share Issue Costs	$ 1,546,671	$ 359,679
Non-Capital Losses, expiring at various dates to 2010	$ 1,717,336	$ 868,799

8. SHARE CAPITAL

a) Authorized
40,000,000 common shares without a par value

b) Issued

	2003		2002	
	Number Of Shares	Amount	Number Of Shares	Amount
Balance, beginning of year	9,131,766	$ 8,086,803	8,283,766	$ 7,133,578
Issued for cash:				
Exercise of options	50,000	150,000	-	-
Exercise of broker warrants	70,000	210,000	-	-
Private placement	3,450,000	22,500,250	-	-
Private placement flow-through shares	-	-	700,000	1,935,515
Repurchase for cancellation	-	-	(252,000)	(726,083)
Tax effect of flow-through shares/special warrants	-	(608,692)	-	(376,207)
Issued for mineral claim interests	200,000	60,000	400,000	120,000
Balance, end of year	12,901,766	$ 30,398,361	9,131,766	$ 8,086,803

8. SHARE CAPITAL (CONT'D)

b) Issued (Cont'd)

- Year 2003

On November 6, 2003 the Company completed a private placement financing with a syndicate of underwriters. The Company realized gross proceeds of $24,150,000 (net - $22,500,250) on the issuance of 3,450,000 common shares, which included 450,000 underwriter options exercised, all at a price of $7.00 per share. The Company paid a commission of $1,569,750 and incurred fees of $80,000.

During the year the Company issued 50,000 shares upon the exercise of stock options at $3.00 per share. Cash proceeds of $150,000 were received by the Company

During the year the Company issued 70,000 shares upon the exercise of broker warrants at $3.00 per share. Cash proceeds of $210,000 were received by the Company.

During the last quarter ending December 31, 2003, 200,000 shares were issued at a price of $0.30 per share for the 2003 year option payments in accordance with the Afton mineral claim option agreement.

- Year 2002

On July 24, 2002 the Company, by a brokered private placement, issued 700,000 flow through common shares at a price of $3.00 per share with the net proceeds of $1,935,515 credited to the treasury.

During the year, the Company repurchased a total of 252,000 shares for cancellation at a cost of $726,083. The Company is authorized to repurchase up to a total of 440,000 shares. This right expired on February 19, 2003.

During the first quarter ending March 31, 2002, 200,000 shares were issued at a price of $0.30 per share for the 2001 year option payment. On December 1, 2002, 200,000 shares were issued at a price of $0.30 per share for the 2002 year option payment. Both payments were in accordance with the Afton mineral claim option agreement.

c) Stock Options

The Company presently has 840,000 stock options outstanding. These stock options were granted prior to the implementation of the new stock option plan approved by the regulatory authorities in the year 2003. The new plan allows the Company to grant up to a total of 1,000,000 stock options. The existing stock options outstanding do not form part of the new plan and will cease upon being exercised or upon expiry. All future stock options granted must be under the new stock option plan. The term of the stock options granted are fixed by the board of directors and are not to exceed ten years. The exercise prices of the stock options are determined by the board of directors but shall not be less than the closing price of the Company's common shares on the day preceding the day on which the directors grant

8. SHARE CAPITAL (CONT'D)

c) Stock Options (Cont'd)

the stock option, less any discount permitted by the TSX. The stock options vest immediately on the date of grant unless otherwise required by the exchange, however, a four month hold period applies to all shares issued under each stock option, commencing on the date of grant.

Other terms and conditions are as follows: all stock options are non-transferable; no more than 5% of the issued shares may be granted to any one individual in any 12 month period; disinterested shareholder approval must be obtained for (i) any reduction in the exercise price of an outstanding option, if the holder is an insider, (ii) any grant of stock options to insiders, within a 12 month period, exceeding 5% of the Company's issued shares; and stock options will be reclassified in the event of any consolidation, subdivision, conversion or exchange of the Company's common shares.

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)
Balance, December 31, 2001	518,000		0.00
Granted	100,000	$3.05	
Granted	320,000	$3.00	
Granted	50,000	$3.50	
Expired	(33,000)	$3.00	
Cancelled	(65,000)	$3.00	
Balance, December 31, 2002	890,000	$3.04	1.95
Exercised	(50,000)	$3.00	
Balance, December 31, 2003	840,000	$3.03	0.90

The expiry dates of the options are:

February 1, 2004	295,000	options @ $3.00
September 13, 2004	395,000	options @ $3.00
September 18, 2004	100,000	options @ $3.05
December 5, 2004	50,000	options @ $3.50

On September 18, 2002, 100,000 options @ $3.05 per share were granted for ongoing financial consulting services to a related person of the President. The options expire on September 18, 2004.

d) Underwriter Compensation Options

As at December 31, 2003, there are 345,000 non-assignable compensation options outstanding and exercisable entitling the syndicate of underwriters to purchase 345,000 shares of the Company at an exercise price of $7.50 per share expiring on November 6, 2005. (See Note 8(b))

9. BROKER WARRANTS

On July 24, 2002 the Company by a private placement, issued 70,000 broker warrants exchangeable on or before July 24, 2003 into common shares at a purchase price of $3.00 per warrant. These warrants were exercised during the year 2003 for cash proceeds of $210,000.

10. RELATED PARTY TRANSACTIONS

	2003	2002
For consulting, administration and exploration costs charged by a private company controlled by the President/Director of the Company	$ 146,375	$ 112,845
For shares issued in payment on "Afton" mineral claim interest option agreement to the President/Director of the Company. 100,000 shares were issued during the year (cumulative total is 800,000 shares to date)	$ 30,000	$ 60,000
For consulting services charged by a related person of the President of the Company	$ 63,875	$ 11,250
For secretarial and administrative services charged by a private company which a director has a 50% interest in addition to a director's fee paid of $1,000	$ 59,362	$ 41,405

11. SUPPLEMENTARY CASH FLOW INFORMATION

The statement of cash flows reflected the new requirement under Section 1540 of the Canadian Institute of Chartered Accountants Handbook.

For the years ended 2003 and 2002, the Company conducted non-cash activities as follows:

	2003	2002
Financing Activities		
Common shares issued for mineral claim interests	$ 60,000	$ 120,000

12. SEGMENTED INFORMATION

The Company's operations consist of two business segments - oil and gas, which is in the Untied States and mineral exploration which is in Canada. The other principal assets which are held in Canada consist primarily of cash, term deposits, and corporate notes.

12. SEGMENTED INFORMATION (CONT'D)

	2003	2002
CANADA		
Current Assets	$ 24,833,006	$ 4,035,551
Mineral Claim Interests	3,487,296	2,293,327
Equipment	28,999	41,535
	28,349,301	6,370,413
U.S.A.		
Current Assets	10,228	11,545
Investment Property	110,867	110,867
	121,095	122,412
TOTAL ASSETS	$ 28,470,396	$ 6,492,825

13. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, term deposits, corporate notes, amounts receivable and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of cash, term deposits, corporate notes, amounts receivable and accounts payable approximate their carrying values due to the relatively short period to maturity of these instruments.

14. COMMITMENTS

The Company entered into an executive services contract with the President of the Company on April 23, 2003 to provide services as chief executive officer of the Company for a five year term on a per diem fee basis at $500 per day during 2003. The per diem fee will be increased annually, by board approval as deemed appropriate for executive services performed.

The Company, under the terms of the option agreement to acquire the "Afton" Mineral Property, is required to issue an additional 400,000 shares in 200,000 share instalments over the next two years and, to perform a work commitment of $6,500,000 over nine years. To date $4,969,993 has been expended.

1,185,000 common shares are reserved for issuance for stock options and underwriter compensation options. (See Notes 8(c) and 8(d))

15. ENVIRONMENTAL RISKS

Existing and possible future environmental legislation, regulations and action could give rise to additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Regulatory requirements and environmental standards are subject to constant evaluation and may be significantly increased, which could materially and adversely affect the business of the Company or its ability to develop its mineral properties on an economic basis. Before production can commence on any property, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals will be obtained on a timely basis or at all. The cost of compliance with changes in government regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of property.

16. SUBSEQUENT EVENTS

a) Subsequent to December 31, 2003, the Company issued 295,000 common shares for cash proceeds of $885,000 upon the exercise of 295,000 stock options at $3.00 per share.

b) See Note 2(c).

17. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION AT DECEMBER 31, 2003

DATED APRIL 15, 2004

Management's Discussion and Analysis ("MD&A") of financial condition and results of operation of DRC Resources Corporation ("the Company" or "DRC") for the year ended December 31, 2003 should be read in conjunction with the Company's consolidated financial statements and corresponding notes for the period ending December 31, 2003. The focus of this discussion is on material changes and information relating to the current period and may exclude certain information disclosed in the previous period's discussion.

DRC prepares and files its consolidated financial statements and MD&A in Canadian ("CDN") dollars and in accordance with Canadian generally accepted accounting principles ("GAAP").

Overview
DRC Resources Corporation with head office located in Vancouver, British Columbia, was incorporated in 1980. The Company is a development stage, resource company engaged in the location, acquisition, evaluation, exploration and development of mineral interests. The Company's presently issued 13,236,766 million issued shares are listed on the Toronto Stock Exchange (TSX symbol DRC). The main project of the Company is the Afton Copper-Gold Project, located 10 kilometers west of Kamloops, British Columbia. The Company also owns a mineral interest in Ontario which is being maintained with no further work program presently planned.

The Company's business is managed by directors and executives with professional backgrounds and many years experience in the mining industry, augmented by independent geological and mining professionals (qualified persons) retained to advise the Company on its main project.

In evaluating the Company's financial condition and performance, management looks at DRC's relative position in the context of reporting mineral exploration companies in Canada. In that context, management sees the Company as emerging from junior to advanced exploration stage, in which its decision making capabilities will undergo more rigorous testing as DRC moves toward the development and production stages on its advanced Afton Copper-Gold Project. How effectively the Company meets the new issues and challenges will depend upon some planned staff additions and the management of priorities in conduct of the Afton Copper-Gold Project. Management perceives the advancement of DRC's status as due to selection of highly qualified technical advisors, on-site attention of management to conduct of exploration work, understanding of what constitutes a successful exploration attempt and careful cash management. All of those qualities must continue and be improved to meet the challenges of higher cost activities (underground vs surface exploration). While a generally improved economic climate in the mining industry has greatly assisted in the money raising area, the main risks to achievement of objectives will be increased competition for both expert personnel and contract labour is expected to result in a general increase in costs and, possibly, delay in getting jobs done. Hence, staffing and cost management are expected to be the main challenges to company stewardship in the near term.

Progress and Outlook

During 2003 the Company focused on the exploration of the Afton Copper-Gold Project ("Afton Project"), located near Kamloops, British Columbia. As a mineral exploration company, the future liquidity of DRC will be affected principally by the level of exploration expenditures and by its ability to raise capital through the equity markets. Completion of a $24.15 million financing at the beginning of November, 2003 put the Company in a cash position more than sufficient to fund planned exploration expenditures and meet ongoing obligations as they become due.

The Company is moving forward with its plan to advance the Afton Project through the feasibility stage by carrying out an underground exploration and development program.

In the fourth quarter 2003 Behre Dolbear & Company Ltd. of Vancouver, British Columbia completed an advanced Scoping Study that included an economic evaluation of the Afton Project, Kamloops, B.C in compliance with National Policy 43-101. The study addressed the mineral resource, a number of possible mining methods, mineral processing, and permitting for the Afton Project. The study provided an estimate of capital and operating costs related to the potential development of an underground bulk tonnage mining operation at Afton. The advanced Scoping Study was filed on SEDAR in November, 2003. Subsequent to year end Behre Dolbear & Company updated the advanced Scoping Study to reflect an update of the mineral resource calculations completed near the end of 2003. This study was also filed on SEDAR. The relevant project statistics are outlined below:

Afton Project Statistics			
Mineral Resource	Measured and Indicated[1]	68,700,000 tonnes	1.68% Cu_{Eq}
	Inferred Resource	7,450,000 tonnes	1.61% Cu_{Eq}
Mineral Resource Within the Proposed Mine Plan	Measured and Indicated	46,983,000 tonnes	1.72% Cu_{Eq}
	Inferred Resource	4,543,000 tonnes	1.72% Cu_{Eq}
Total Material to be Mined	All Categories[2]	51,526,000 tonnes	1.72% Cu_{Eq}
Metallurgical Recovery	Copper		90%
	Gold		90%
	Silver		75%
	Palladium		74%
Mining Method			Underground Panel (Block) Caving
Production Rate (Mine & Mill)			9,000 tonnes per day
Mine Life			17.8 years
Average Annual Production	Copper		29,350 tonnes
	Gold		71,000 ounces
	Silver		178,100 ounces
	Palladium		7,700 ounces
Initial Capital Cost[3]			$140,034,000
Working Capital and Initial Inventory			$9,700,000
On-going Capital			$191,351,000
Unit Operating Cost	(at full production)		$9.77/tonne milled
Net Present Value	0%		$418,206,437

	5%	$203,578,770
	7.5%	$140,373,936
	10%	$94,306,153
Internal Rate of Return	(pre-tax)	26.68%
	(after tax)	19.94%
Payback Period		3.7 years
Notes: 1	Afton Main Zone Only (@ 0.7% Cu $_{Eq}$ cut-off grade)	
2	See Note on Page 17, Section 3.0	
3	Currency used throughout is $Canadian	

A Mineral Resource Study completed by Behre Dolbear established the Afton Project as a large high-grade copper-gold mineral deposit with potential of developing additional tonnage through further exploration. The study estimates significant tonnage and grade for the Afton Project using cutoff grades ranging from 0.1% to 4.0% Copper Equivalent. This Mineral Resource Study was incorporated in the Afton Advanced Scoping Study.

Afton Main Zone

Measured, indicated and inferred resources were calculated using a geological block model with 10 x 10 x 10 meter blocks and ordinary kriging. A resource summary is presented below for the Afton Main Zone at a cut off grade of 0.7% Cu $_{Eq}$.

Mineral Resource Estimate

Resource Category	Tonnes>Cutoff (tonnes)	Grade>Cutoff		Contained Product In-situ	
		CuEQ%	AuEQ(g/t)	Copper (lb)	Gold (oz)
Measured	9,540,000	1.956	3.039	271,000,000	290,000
Indicated	59,160,000	1.635	2.541	1,368,000,000	1,577,000
Measured and Indicated	68,700,000	1.679	2.609	1,639,000,000	1,866,000
Inferred	7,450,000	1.480	2.300	151,790,000	188,000

The copper and gold equivalents are based on the following metal price assumptions:

Metal	Price (US$)	Recovery
Copper	$0.85/lb.	90%
Gold	$375/oz.	90%
Silver	$5.25/oz.	75%
Palladium	$200/oz.	74%

The Afton mineral resource estimates, based on 2000-2003 diamond drill results from 90 drill holes totaling 42,450 metres, were calculated by Mr. Gary Giroux, P. Eng., and incorporated into the Advanced Scoping Study under the direction of Mr. James A.

Currie, P. Eng.. Both Mr. Giroux and Mr. Currie are independent Qualified Persons as defined under the National Instrument 43-101. All drill hole samples were prepared under the supervision of DRC personnel and shipped to Eco Tech Laboratories Ltd., a British Columbia Certified Assayer, for analysis. DRC employs a comprehensive QA/QC program including the use of standards and internal and external check samples. Behre Dolbear has reviewed the QA/QC program and is of the opinion that it meets or exceeds industry standards. Industry-accepted methods were used for grade estimation using ordinary kriging (a method of determining a weighted average in such a way that the geostatistical estimation variance of the weighted average is minimized). The assays were composited into 10 metre down-hole composites. Reasonableness of grade interpolation was reviewed by visual inspection of sections displaying block model grades, drill-hole composites and geology with good agreement being observed. In accordance with National Instrument 43-101, both the updated Mineral Resource Study and the updated advanced Scoping Study were filed on SEDAR.

The resources developed by DRC Resources are not reserves and, until such time as resources are proven to be reserves, there is a risk that the Company may not achieve ongoing operations from which it may derive significant income

The Company has held and is continuing discussions with senior members of the mining and minerals processing industries with the objective of moving the Afton Project through the feasibility stage. The Company has signed confidentiality agreements with a number of mining companies and financial institutions.

On March 22, 2003, Mr. Michael W.P. Hibbitts joined the executive team as a senior officer, Vice President of Exploration & Development for the Afton Copper-Gold Project. He will be responsible for managing the design, implementation and supervision of the underground exploration program to advance the Afton Project through the feasibility stage.

Mr. Hibbitts is a Professional Geoscientist with over 25 years of mining and exploration experience, including six years with Northgate Exploration Ltd. where he was instrumental in the development of British Columbia's Kemess Mine from the initial stages to production at 53,000 tonnes per day. He gained extensive surface and underground mining experience through other key positions with major mining companies, including Noranda Mines and Sherritt Gordon Mines where he supervised feasibility studies and developed mines for production. He is the co-recipient of the 2002 E.A. Scholz Award for Excellence in Mine Development, presented by BC and Yukon Chamber of Mines, for his work on the Kemess Mine Project.

To assist Mr. Hibbitts in this final stage of exploration, the Company has retained SRK Consulting (Steffen Robertson and Kirsten) to provide engineering services for the final design of the underground exploration decline and subsequent development drilling for the feasibility study. The Company will be tendering the underground development work to mining contractors upon completion of the SRK engineering design.

Selected Annual Information

The selected financial data appearing below for the fiscal years ending December 31,

2003, 2002, and 2001 are set forth in Canadian dollars and extracted from the audited Consolidated Financial Statements (filed on SEDAR).

DRC's financial statements are prepared in accordance with generally accepted accounting principles (GAAP) that apply in Canada. The selected financial data appearing in the first table below is presented in accordance with Canadian GAAP.

The following selected financial data should be read in conjunction with, and is qualified in its entirety by reference to DRC Resources' audited Consolidated Financial Statements.

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Net Operating Revenue	108,482	114,260	255,155
Net Income (Loss)	(1,218,371)	(185,907)	(114,809)
Income (Loss) per Share	(0.13)	(0.02)	(0.02)
Total Assets	24,470,396	6,492,825	5,899,183
Net Assets	27,427,076	6,333,889	5,566,571
Deferred Income Taxes	875,935	113,767	296,410
Cash Dividends per share	Nil	Nil	Nil
Deficit	(2,971,285)	(1,752,914)	(1,567,007)
Capital Stock	30,398,361	8,086,803	7,133,578
Weighted Average Number of Shares	9,746,722	8,704,716	7,792,620

During the fourth quarter of 2003, DRC completed an equity financing of $24.15 million by the issuance of 3,450,000 common shares of the Company at $7.00. With approximately $25 million in cash assets, DRC currently has sufficient funds to meet its obligations and to carry out its exploration plans for at least the next 24 months. There is no assurance that DRC will in the future be able to obtain all the financing it requires on acceptable terms and conditions, or at all. The only sources of future funds presently available to DRC are the sale of equity capital, or the offering of an interest in its properties to be earned by another person or firm carrying out further exploration or development of the properties.

Operating Results

During 2003 the main focus of the Company has been the exploration of the Afton Project in Kamloops, B.C. as described in the Progress and Outlook section above. DRC's exploration program in 2003 was also designed to test several other areas of the Afton Project property by geophysical, geochemical and electro-magnetic surveys, followed up with diamond drilling where indicated. The exploration program is being paid for out of working capital.

The advanced Scoping Study on the Afton Main Mineral Zone prepared by Behre Dolbear and Company Ltd., is based on a Mineral Resource (all categories) of 76 million tonnes and indicates that panel cave mining and conventional flotation technology are viable methods of application for mining and processing of a 51.5 Million Tonne Mineral Resource. The Study indicates an estimated life of mine cash operating cost of US$0.15 per pound of copper and a total operating cost of less than US$0.40 per pound of copper, both costs being net of precious metal credits. A copper price of US$0.85/lb was used in the economic calculation for this study. Persistence of the current robust metals market, in which copper prices have exceeded US$1.20 per pound, would enhance the economic potential of the Afton Project. The Company is proceeding directly to the feasibility stage and is reviewing the final design of the underground workings with engineers and mining contractors to implement Behre Dolbear's recommendation.

Including accruals for the cost of an economic evaluation by the Company's mine engineering consultants, Behre Dolbear & Company Ltd. and additional metallurgical test work and geophysical surveys all carried out in the period June to November 2003, to date approximately $5 million has been expended on the Afton Project exploration program.

Behre Dolbear's Advanced Scoping Study, estimated the costs to take the Afton Project to feasibility study and through permitting over a period of 18 months will involve the following work:

Item	Cost
Underground Development	$13,626,000
Definition Drilling from Underground	1,862,000
Metallurgical Testing	250,000
Environmental/Permitting	610,000
Technical Studies	250,000
Feasibility Study	750,000
DRC Supplied Personnel	400,000
Total	$ 17,748,000

This program will be funded by a $24 million financing completed in November 2003. The Company feels that the costs may be modified and adjusted downward to reflect the exact method of underground development implemented.

Note: Certain technical reports outlining the above have been filed on SEDAR. A direct link to SEDAR may be found on the Company's website: www.drcresources.com.

Summary of Quarterly Information

The selected financial data appearing below for the last completed 8 quarterly periods beginning March 31, 2002 and ending December 31, 2003 are set forth in Canadian dollars and extracted from the audited and interim Consolidated Financial Statements (filed on SEDAR).

DRC's financial statements are prepared in accordance with generally accepted accounting principles (GAAP) that apply in Canada. The selected financial data appearing in the first table below is presented in accordance with Canadian GAAP.

The following selected financial data should be read in conjunction with, and is qualified in its entirety by reference to DRC's audited and interim Consolidated Financial Statements.

The Afton Copper-Gold Project exploration programs are the only significant expenditures in progress. All exploration has been funded by external financing through issue of securities of DRC. The Company has no current ongoing mining operations and no significant income.

Some economies achieved by DRC in the conduct of its exploration program were in part attributable to a persistent downturn in British Columbia's mineral exploration sector that resulted in diamond drilling units and other exploration facilities being available at favourable rates.

Foreign currency fluctuations had a very limited negative effect on DRC other income and expenses. The impact of a rising Canadian dollar (or devaluing US dollar) could have significant effect on concentrate product sales in the future, since all such sales are conducted in US currency, while costs are incurred in Canadian dollars. Decrease in interest income is primarily due to lower interest rates earned on working capital. Foreign exchange gains and losses result primarily from the translation of US dollar denominated monetary assets to Canadian dollars.

For purposes of illustrating management explanation and discussion of the Company's financial condition and results of operations, please refer to the following table of selected financial information that appears in more detail in the financial statements that accompany this application.

Quarter Ending	**Dec 31 2003**	**Sept 30 2003**	**Jun 30 2003**	**Mar 31 2003**	**Dec 31 2002**	**Sept 30 2002**	**Jun 30 2002**	**Mar 31 2002**
Net Operating Revenue (Loss)	38,893	21,613	(8,747)	(4,615)	26,306	30,085	3,400	33,438
(Loss) Before Taxes	(99,528)	(70,410)	(141,907)	(103,856)	(170,387)	(51,973)	(85,283)	(60,908)
(Loss) per Share	(0.01)	(0.01)	(0.02)	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)
Net Income(Loss)	(809,697)	(105,943)	(182,930)	(119,800)	(100,616)	(62,734)	25,623	(48,180)
(Loss) per Share	(0.08)	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)	(0.00)	(0.01)

Liquidity & Capital Resources

Working Capital at Year-end DRC Resources had working capital of $24,700,000, $4,000,000 and $5,800,000 and no debt at December 31st in, respectively, the years 2003, 2002 and 2001. Net equity financings of $4,904,120 in 2000, $1,935,515 in 2002 and $22,500,250 in 2003 were the principal sources of working capital.

During 2003 interest income, a small oil and gas royalty and foreign exchange gains provided for approximately 34.98% of the Company's administrative costs. In 2002 and 2001 interest, royalty income and a foreign exchange gains provided for, respectively, approximately 24.52% and 87.82% of the Company's administrative costs.

In 2000 DRC Resources' working capital increased significantly due to funding provided by a $5 million Special Warrants Private Placement Offering, which put the Company in a position to make a commitment to a large exploration program on its Afton Copper-Gold Project. In 2002 a $2.1 million private placement of flow-through shares was added to exploration funding and in 2003 a $24.5 million private place of common shares significantly increased the working capital.

Interest income on its working capital combined with a favourable exploration cost experience on the Afton Copper-Gold Project leave DRC with working capital adequate to meet its administrative costs and property maintenance programs through the year 2003. DRC's working capital is sufficient to meet all its present requirements as an exploration company. In order to be in a position to move to the development stage of its Afton Copper-Gold Project, DRC realized that it would be expected to raise as much as 10% of the expected capital requirement of about $140 million, in order to attract an institutional lender or mine financing partner, such as a smelter, to the project. The $24.1 million financing in November 2003 achieved this objective, with the result that the Company is now engaged in discussions concerning project financing, project participation and concentrate sales arrangements with a number of mining companies, international smelters and financial institutions that have expressed an interest in the Afton Copper-Gold Project.

Contractual Obligation for Acquisition of the Afton Copper-Gold Property

By Option to Purchase Agreement ("the Option") dated September 22, 1999 DRC Resources acquired the exclusive right for 90 days to purchase a 100% undivided working interest in the Afton 1 – 11, incl. mineral claims, Record Nos. 372023 – 372026 incl. and 372641 – 372647 incl. (the "Original Claims") as to 50% from Westridge Enterprises Ltd., a non-reporting British Columbia company wholly owned by John H. Kruzick, a director, the President and CEO of the Company, and as to 50% from Indo-Gold Development Ltd., a non-reporting British Columbia company owned by John Ball, a geologist. The Option provided for consideration to be a 10% Net Profit Royalty to and a property management agreement with the optionors, with exercise to be by carrying out exploration work and paying Common Shares of DRC Resources as follows:

Due Date[(1)]	***Option Payment***	**Status**	**Exploration ($)**	**Status**
On regulatory approval	1,000,000 Shares	Paid		
Year 1 (2000)	-		400,000	Performed
Year 2 (2001)	200,000 Shares	Paid	600,000	Performed
Year 3 (2002)	200,000 Shares	Paid	1,000,000	Performed
Year 4 (2003)	200,000 Shares	Paid	1,000,000	Performed
Year 5 (2004)	200,000 Shares		1,000,000	
Year 6 (2005)	200,000 Shares		1,000,000	
Year 7 (2006)			500,000	
Year 8 (2007)			500,000	
Year 9 (2008)			500,000	
TOTALS	2,000,000 Shares		6,500,000	

Note: (1) The initial option payment was due and paid following acceptance of the filing of the Formal Option by the then governing regulatory body, the Canadian Venture Exchange. Subsequent option payments are due to be paid in full on or before the anniversary of the Due Date on November 10th in all future years unless otherwise agreed upon by both parties.

Other than relatively nominal property maintenance costs on projects does not have any other commitments for material expenditures in either the near or long term.

The Company's source of liquidity is its cash and cash equivalents. However, this is supplemented by interest earned and these sources of cash are considered sufficient to meet near-term financial requirements.

Off-Balance Sheet Arrangements

The Company has concluded service contracts with two persons who are directors and/or members of administrative, supervisory or management bodies.

Since founding DRC Resources, John H. Kruzick has provided the Company's direction and management as a consultant through a private company, Westridge Enterprises Ltd., controlled by him and paid on a per diem services basis with reimbursed for out-of-pocket expenses. By Services Agreement made and approved April 23, 2003 by the Board of Directors, John H. Kruzick's engagement as President and Chief Executive Officer was formalized on a retainer basis on the following terms and conditions:

- Term: Five years commencing April 2003 through March 2007.
- Cash compensation: He was paid a base retainer fee $500 per day served during year 2003 (beginning in April, 2003). The base retainer fee is to be increased annually as deemed appropriate for services performed subject to approval by a majority of the board of directors.
- Director's Fees: As member of the Board of Directors he is to be entitled to any approved directors' fees.
- Retainer during Illness: He will be paid the per diem fee on the basis of 20 days per month for up to six months from the date when any illness renders him unable to fulfill his duties.
- Benefits During Illness: he will receive benefits other than contract fees for up to 2 years after any illness renders him unable to fulfill his duties.
- Stock Options: He may be granted options to purchase its stock in accordance with DRC Resources' Stock Option Plan.
- Expenses: He will be reimbursed all reasonable out-of-pocket expenses incurred by him in carrying out his duties.
- Termination: The Board of Directors may terminate Kruzick's employment at any time, with or without cause.
- Termination by Company Without Cause: If his services are terminated without cause, Mr. Kruzick will receive accrued service fees and a lump sum payment equal to the average monthly fee paid for the previous year times the number years he has been with the Company.
- Termination Without Cause by Kruzick: If Mr. Kruzick terminates his employment without cause prior to the expiration of the Agreement, he will be paid all accrued, but unpaid fees and expenses.
- Termination With Cause by DRC Resources: If Mr. Kruzick's employment is terminated by DRC Resources for cause, other than moral turpitude or dishonesty on

Kruzick's part, prior to the expiration of this Agreement, he will be paid a lump sum severance payment equal to the compensation of one month of service fees for each year of past contract services rendered (based on the average monthly fee paid for the previous year), together with any accrued, but unpaid expenses

- Reporting: Mr. Kruzick is to be a permanent member and chairman of the Executive Committee, report to the Board of Directors at regular quarterly Board meetings and at the annual general meeting of DRC Resources and otherwise be accountable to the Board of Directors.

Since May 12, 1981, Sharon L. Ross has provided the Company with secretarial and office administrative services as a consultant through a private company, Allshare Holdings Ltd., controlled by her and paid on a per diem services basis with reimbursed for out-of-pocket expenses. By Services Agreement made and approved April 23, 2003 by the Board of Directors, Sharon L. Ross' engagement as Corporate Secretary to perform the duties customary to that position was formalized on the following terms and conditions:

- Term: Five years commencing April 2003 through March 2007.
- Cash compensation: She was paid a base fee of $35 per hour served during year 2003 (beginning in April, 2003), The base fee is to be increased annually as deemed appropriate for services performed subject to approval by a majority of the board of directors.
- Director's Fees: As member of the Board of Directors she is to be entitled to any approved directors' fees.
- Retainer during Illness: Mrs. Ross will be paid the per diem fee on the basis of 128 hours per month for up to six months from the date when any illness renders her unable to fulfill her duties.
- Benefits During Illness: She will receive benefits other than contract fees for up to 2 years after any illness renders her unable to fulfill her duties.
- Stock Options: She may be granted options to purchase its stock in accordance with DRC's Stock Option Plan.
- Expenses: She will be reimbursed all reasonable out-of-pocket expenses incurred by her in carrying out her duties.
- Termination: the Board of Directors may terminate Mrs. Ross' engagement at any time, with or without cause.
- Termination by Company Without Cause: If her services are terminated without cause, Mrs. Ross will receive accrued service fees and a lump sum payment equal to the average monthly fee paid for the previous year times the number years she has been with the Company.
- Termination Without Cause by Ross: If Mrs. Ross terminates her engagement without cause prior to the expiration of the Agreement, she will be paid all accrued, but unpaid fees and expenses.
- Termination With Cause by DRC Resources: If Mrs. Ross' engagement is terminated by DRC Resources for cause, other than moral turpitude or dishonesty on her part, prior to the expiration of the Agreement, she will be paid a lump sum severance

payment equal to the compensation of one month of service fees for each year of past contract services rendered (based on the average monthly fee paid for the previous year), together with any accrued, but unpaid expenses

- Function and Reporting: Mrs. Ross reports to the President, is to be a member and act as secretary of the Executive Committee of the Board of Directors, is to consult with the Executive Committee, as required, in respect of extraordinary matters arising in the course of day-to-day business and be accountable to the Board of Directors.

Related Party Transactions

During the year ending December 31, 2003, the Company paid $59,362 compared to $41,405 in the same period of 2002, for secretarial and accounting services invoiced by Allshare Holdings Ltd., a private company in which a director has a 50% interest. During the year December 31, 2003 the Company paid $146,375 compared to $112,845 in the same period of 2002 for consulting and deferred exploration costs invoiced by Westridge Enterprises Ltd., a private company owned by a director of the Company. A related person of the President was paid $63,875 for consulting services during the year ending December 31, 2003.

Fourth Quarter

In November 2003, DRC Resources arranged a private placement of $24 million to provide its base requirement of equity financing through issue of 3.45 million shares of the Company at $7.00 per share.

The $4,700,000 Exploration Program recommended by J.J. McDougall & Associates in their January 24th, 2001 2000 Diamond Drill Exploration Report on the Afton Mine Project was completed in the fourth quarter of 2003. The following is a breakdown of budgeted and actual expenditures.

Exploration	Budget Amount for Entire Program	Total Expended to End of 4th Quarter 2003	Budget Remainder (Overage)
Diamond Drilling	2,500,000	2,964,997	(464,997)
Assaying	200,000	210,626	(10,626)
Accommodation and Meals	100,000	106,339	(6,339)
Technical personnel*	500,000	1,153,375	(653,675)
Support personnel salaries	100,000	139,315	(39,315)
Vehicles and fuel	50,000	49,319	681
Metallurgical testing	50,000	42,786	7,895

Pre-Feasibility study costs	700,000	241,190	466,705
Contingencies	500,000	106,909	393,091
Totals	**$4,700,000**	**$4,965,537**	**$ (265, 537)**

- Fees for consulting engineers, geologists and all other technical personnel are including under this heading

Project costs during the fourth quarter were higher than pervious periods due to the excavation and for an underground decline and construction of the portal facility. The decline will provide underground access for the 25,000 metre (80,00ft) definition diamond drill program, bulk sampling and technical studies related to the completion of a feasibility study on the Afton Copper-Gold Project.

A total of 11 diamond drill holes completed on the Pothook mineral zone intersected shallow porphyry gold mineralization and the construction of a decline and portal facility for the underground exploration project at Afton were not included in the initial budget of $4,700,000 set out in 2001. Approximately 29,000 metres(95,000 ft) of additional diamond drilling was completed for the budget amount.

Risks

Mineral exploration is a high risk business and there is no assurance that economic mineral deposits will be found on any of DRC's mineral interests. Positive surface indications and drill results are no guarantee that an economic mineral deposit exists at depth. Fluctuating mineral commodity prices and exchange rates may adversely affect the economics of a mineral deposit. Financial markets can sometimes be negative toward junior exploration companies.

Capital

The information below relating the capital structure of the company is at April 15, 2004.

Authorized share capital: 40,000,000 common shares without par value

Issued and outstanding: 13,236,766 common shares without par value

Incentive Stock Options Outstanding

Number of Options	Exercise Price	Expiry Date
395,000	$3.00	September 13, 2004
60,000	$3.05	September 18, 2004
50,000	$3.50	December 5, 2004
345,000 (Broker's Compensation Options)	$7.50	November 6, 2005

Additional Information

Additional information on the Company may be found on SEDAR at www.sedar.com or the Company's website at www.drcresources.com .

CONSULTANTING ENGINEERS

Behre Dolbear & Company Ltd.

SRK Consultants

Disclaimer



DRC RESOURCES CORPORATION

595 Howe Street, Suite 601
Vancouver, British Columbia
Canada, V6C 2T5
Phone: (604) 687-1629 Fax: (604) 687-2845

Pre-Feasibility study costs	700,000	241,190	466,705
Contingencies	500,000	106,909	393,091
Totals	**$4,700,000**	**$4,965,537**	**$ (265, 537)**

- Fees for consulting engineers, geologists and all other technical personnel are including under this heading

Project costs during the fourth quarter were higher than pervious periods due to the excavation and for an underground decline and construction of the portal facility. The decline will provide underground access for the 25,000 metre (80,00ft) definition diamond drill program, bulk sampling and technical studies related to the completion of a feasibility study on the Afton Copper-Gold Project.

A total of 11 diamond drill holes completed on the Pothook mineral zone intersected shallow porphyry gold mineralization and the construction of a decline and portal facility for the underground exploration project at Afton were not included in the initial budget of $4,700,000 set out in 2001. Approximately 29,000 metres(95,000 ft) of additional diamond drilling was completed for the budget amount.

Risks

Mineral exploration is a high risk business and there is no assurance that economic mineral deposits will be found on any of DRC's mineral interests. Positive surface indications and drill results are no guarantee that an economic mineral deposit exists at depth. Fluctuating mineral commodity prices and exchange rates may adversely affect the economics of a mineral deposit. Financial markets can sometimes be negative toward junior exploration companies.

Capital

The information below relating the capital structure of the company is at April 15, 2004.

Authorized share capital: 40,000,000 common shares without par value

Issued and outstanding: 13,236,766 common shares without par value

Incentive Stock Options Outstanding

Number of Options	Exercise Price	Expiry Date
395,000	$3.00	September 13, 2004
60,000	$3.05	September 18, 2004
50,000	$3.50	December 5, 2004
345,000 (Broker's Compensation Options)	$7.50	November 6, 2005

Additional Information

Additional information on the Company may be found on SEDAR at www.sedar.com or the Company's website at www.drcresources.com .

Disclaimer

The information contained herein is prepared by the company and believed to be accurate but has not been independently audited or verified and is provided for informational purposes. This information is not to be construed as an offer nor as a recommendation to buy or sell securities. DRC Resources Corporation, its officers and directors assume no responsibility for use of this information in any way whatsoever and do not guarantee its accuracy.

Cautionary Note

It should be noted that some of the statements contained in this presentation are not historical facts but may be forward-looking statements. Estimates and statements that describe the Company's future plans, objectives or goals are examples of forward-looking statements and such statements may include words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statement address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of the Company's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals, legislative, environmental and other regulatory, political and competitive developments in areas in which the Company operates.

US Investors Should Note: *The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in our publications such as "resources", that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.*

Corporate Information

HEAD OFFICE

Suite #601-595 Howe Street
Vancouver, B.C., V6C 2T5
Telephone: (604) 687-1629
Facsimile: (604) 687-2845
E-mail:drcresources@uniserve.com
Website www.drcresources.com

DIRECTORS AND OFFICERS

John H. Kruzick, B.Sc. - President/CEO /Director
Sharon L. Ross - Secretary/ Director
C. Robert Edington - Director
Mike Muzylowski, B.Sc. - Director
Thomas O'Toole Taylor - Director
Craig D. Thomas, LLB - Director
Ian M. Beardmore, CA - Chief Financial Officer
Bruno J. Mosimann –Vice President of Finance & Development
Maurice Lee, BBA – Vice President of Business Development.
Michael WP Hibbitts, P.Geo. – Vice President of Exploration & Development

STOCK INFORMATION

Toronto Stock Exchange (TSX) - DRC
CUSIP NO. 233296 10 2
U.S. Rule 12g3-2(b) Exemption #82-713
Standard & Poor's Manual Exemption
SEDAR Profile Number 00004818

SHARE CAPITALIZATION

Authorized:	40,000,000 common
Issued:	13,236,766 common

PROPERTIES

British Columbia (Afton & Ajax-Python) Copper-Gold Properties
Ontario (Timmins) – Polymetallic Property
Texas – Oil Production

AUDITORS

Beauchamp & Company, Vancouver, B.C.

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company, Vancouver, B.C. & Toronto, Ontario

BANK

HSBC Bank Canada, Main Branch, Vancouver, B.C.
RBC Dominion Securities Inc., Main Branch, Vancouver, B.C.

SUBSIDIARY COMPANY (U.S.A.)

Dynamic Resources Corporation, Inc.
#601-595 Howe Street,Vancouver, B.C.

ADVISORY BOARD

Douglas A. Knight, BASc
James Douglas Little, P.Eng

CONSULTANTING ENGINEERS

Behre Dolbear & Company Ltd.
SRK Consultants
Dynatec Corporation
Metalica Consultores SA
Process Research Associates Ltd.
James J. McDougall & Associates, P.Eng



DRC RESOURCES CORPORATION

595 Howe Street, Suite 601
Vancouver, British Columbia
Canada, V6C 2T5
Phone: (604) 687-1629 Fax: (604) 687-2845
Email: drcresources@uniserve.com
Website: drcresources.com

Printed in Canada

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF

DRC RESOURCES CORPORATION (the "Company")

TO BE HELD AT COMPUTERSHARE TRUST CENTRE,
510 BURRARD STREET,
3RD FLOOR BOARDROOM,
VANCOUVER, BRITISH COLUMBIA,

ON JUNE 29TH, 2004, AT 10:00 AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, John H. Kruzick, Director of the Company, or failing this person, Sharon L. Ross, a Director of the Company, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

	Resolution	For	Against
1.	To determine the number of Directors at 6	______	______

	Resolution	For	Withhold
2.	To elect as Director, C. Robert Edington	______	______
3.	To elect as Director, John H. Kruzick	______	______
4.	To elect as Director, Mike Muzylowski	______	______
5.	To elect as Director, Sharon L. Ross	______	______
6.	To elect as Director, Thomas O'Toole Taylor	______	______
7.	To elect as Director, Craig D. Thomas	______	______
8.	To appoint Beauchamp & Company as Auditors of the Company	______	______

	Resolution	For	Against
9.	To authorize the Directors to fix the auditors' remuneration	______	______
10.	To authorize the adoption of an incentive stock option plan	______	______
11.	To approve the granting of stock options to purchase 100,000 shares	______	______
12.	To authorize the Directors to amend stock options	______	______
13.	To authorize to the board of directors enter into private placement financing transactions	______	______
14.	To transact such other business as may properly come before the Meeting	______	______

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________

Please Print Name: ______________________

Date: ______________________

Number of Shares Represented by Proxy: ______________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address of Comptuershare Trust Company is Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1 and its fax number is 866-249-7775 or *416 263-9524.*

DRC Resources Corporation

#601 - 595 Howe Street, Vancouver, B. C. V6C 2T5
Telephone: (604) 687-1629 ~ Fax: (604) 687-2845
E-mail address: drcresources@uniserve.com
Website: drcresources.com
TSX Symbol: DRC

CUISIP NUMBER 233296102

To: THE SHAREHOLDER OF **DRC RESOURCES CORPORATION**

If you own shares of the Company and you wish to be included in the Corporation's Supplemental Mailing List in order to receive its Quarterly Reports including annual and interim financial statements, please complete the section below and return to:

DRC RESOURCES CORPORATION
Suite 601-595 Howe Street
Vancouver, British Columbia
V6C 2T5

To: DRC Resources Corporation

As an owner of shares of the Company, I request that my name and address as indicated below be placed on your Supplemental Mail List to receive Quarterly Report including interim financial statements.

____
Name

____
Address

____
City, Province or State

____
Country and Postal or Zip Code

Date: __________________ Signature: __________________________